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09042497

SEC _____ MISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 3649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __7/1/08__ AND ENDING __6/30/09__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prime Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__11 Raymond Avenue__
                        (No. and Street)

__Poughkeepsie__   __New York__   __12603__
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__William Triebel__   __845-485-3338__
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Sherb + Co, LLP__
                (Name – if individual, state last, first, middle name)

__805 Third Avenue__   __New York__   __NY__   __10022__
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY 02

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

AB
10/30

OATH OR AFFIRMATION

I, _Michael P Ryan_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Prime Capital Services, Inc._____ , as of ___June 30_____ , 20 _09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ — NONE — _____

_____

Steve S...
Expires
01/06/2012
NOTARY PUBLIC
Comm... #
DD...
STATE OF FLORIDA

_____
Signature

__President / Director__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements

    Statement of Financial Condition

    Statement of Operations

    Statement of Changes in Stockholder's Equity

    Statement of Cash Flows

    Notes to Financial Statements

Supplementary Information

    Computation of Net Capital Pursuant to Rule 15c3-1
      of the Securities and Exchange Commission

    Statement Regarding SEC Rule 15c3-3

    Supplemental Report of Certified Public Accountants on Internal Control

SHERB & CO., LLP

Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Prime Capital Services, Inc.

We have audited the accompanying statement of financial condition of Prime Capital Services, Inc. (a wholly-owned subsidiary of Gilman Ciocia, Inc.) (the "Company") as of June 30, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Capital Services, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

New York, New York
August 26, 2009

Sherb & Co., LLP
_____
Certified Public Accountants

Prime Capital Services
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

STATEMENT OF FINANCIAL CONDITION

June 30, 2009

ASSETS

Cash and cash equivalents	$ 655,106
Commissions receivable	1,680,858
Securities owned at market value	17,358
Intangible assets (net of accumulated amortization of $1,671,160)	799,428
Goodwill	2,687,244
Receivable from parent	3,030,326
Other	465,290
Total assets	$ 9,335,610

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$ 1,278,977
Accounts payable and other accrued liabilities	347,565
Total liabilities	1,626,542
Stockholder's equity	
Common stock, class A; $.01 par value; 5,000 shares authorized; 1,525 shares issued and outstanding	15
Common stock, class B; $.01 par value; 5,000 shares authorized; none issued	-
Preferred stock; $.01 par value; 10,000 shares authorized; none issued	-
Additional paid-in capital	7,382,710
Retained Earnings	326,343
Total stockholder's equity	7,709,068
Total liabilities and stockholder's equity	$ 9,335,610

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

STATEMENT OF OPERATIONS

Year ended June 30, 2009

Revenues	
Commission	$22,923,474
Trading gains, net	1,512,622
Interest	42,309
Other	55,698
	24,534,103
Operating expenses	
Commissions affiliate	4,879,129
Commissions non-affiliate	10,063,557
Overhead fee to affiliate	8,995,886
Brokerage and licensing fees	1,023,300
Amortization	163,039
Other	134,342
	$25,259,253
Net loss	$ (725,150)

The accompanying notes are an integral part of this financial statement.

Prime Capital Services
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended June 30, 2009

	Class A Common Stock	Class B common stock	Preferred stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at June 30, 2008	$ 15	$ -	$ -	$7,382,710	$1,051,493	$8,434,218
Net Loss	-	-	-	-	(725,150)	(725,150)
Balance at June 30, 2009	$ 15	$ -	$ -	$7,382,710	$ 326,343	$7,709,068

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

STATEMENT OF CASH FLOWS

Year ended June 30, 2009

Cash flows from operating activities	
Net loss	$(725,150)
Adjustment to reconcile net income to net cash and cash equivalents (used in) operating activities	
Amortization	163,039
(Increase) decrease in operating assets	
Commissions receivable	801,680
Securities owned at market value	17,704
Receivable from parent	167,870
Other	14,955
Increase (decrease) in operating liabilities	
Commissions payable	(666,615)
Accounts payable and other accrued liabilities	(115,614)
Net cash used in operating activities	(342,131)
Cash flows from investing activities	
Due from employees	(87,740)
Net cash used in investing activities	(87,740)
Net decrease in cash and cash equivalents	(429,871)
Cash and cash equivalents at beginning of year	1,084,977
Cash and cash equivalents at end of year	$ 655,106
Supplemental disclosure of cash information:	
Cash and cash equivalents paid during the year for	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

NOTES TO FINANCIAL STATEMENTS

June 30, 2009

NOTE A - ORGANIZATION AND BUSINESS

Prime Capital Services, Inc. ("Prime" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Gilman Ciocia, Inc. ("Gilman"), a publicly owned Delaware corporation. The Company, in addition to conducting proprietary and principal transactions for both over the counter and fixed income securities, is engaged in a retail business focusing on financial planning including referrals from Gilman to generate commission revenue through the sale of securities and insurance products, introducing all customers to its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirements of SEC rule 15c3-3 under paragraph k(2)(ii). All customer accounts are cleared through National Financial Services LLC.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary and principal transactions of both over-the-counter and fixed-income securities are reflected on a trade-date basis, with any realized gains or losses reflected on the statement of operations. Customer securities transactions are recorded on a settlement-date basis with commission income and expense recorded on a trade-date basis.

Securities owned and securities sold, but not yet purchased are stated at quoted market values and the resulting unrealized gains and losses are reflected in the statement of operations.

Subsequent market fluctuation of securities sold, but not yet purchased, may require purchasing the securities at prices which may differ from the market values reflected in the statement of financial condition.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in money market funds and are stated at cost, which approximates market value. Cash at times may exceed FDIC insurable limits.

Marketable Securities

The Company accounts for its short-term investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). The Company's short-term investments consist of trading securities and are stated at quoted market values, with unrealized gains and losses reported as investment income in earnings. Realized gains, realized losses and declines in value deemed to be other-then-temporary, are included in other income (expense). All gains and losses are calculated on the basis of specific-identification method. Interest earned is included in earnings.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

NOTES TO FINANCIAL STATEMENTS (continued)

June 30, 2009

NOTE B – (continued)

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, marketable securities, receivables, and accounts payable, approximated fair value as of June 30, 2009.

Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on management's estimate of collectability of such commissions receivable outstanding. As of June 30, 2009, management believes such commissions receivable are fully collectible, hence no allowance has been recorded nor was any bad debt expense recorded during the year.

Commission Income

The Company records commission income on mutual funds, insurance products and other agency trades on a trade-date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has been named as a defendant in various customer arbitrations. These claims result from the actions of brokers affiliated with the Company. In addition, under the Prime Capital Services, Inc. Registered Representatives contract, each registered representative has indemnified the Company for these claims and is responsible for covering costs in connection with these claims. In accordance with SFAS No. 5 "Accounting for Contingencies," the Company has established liabilities for potential losses from such complaints, legal actions, investigations and proceedings. In establishing these liabilities, the Company's management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

NOTES TO FINANCIAL STATEMENTS (continued)

June 30, 2009

NOTE B – (continued)

for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined. As of June 30, 2009, the Company had accrued approximately $45,000 for these matters. A majority of these claims are covered by the Company's errors and omissions insurance policy. Management believes that the outcomes of currently pending cases will have no material effect on the Company's financial statements.

Income Taxes

The Company files a consolidated federal income tax return and a combined return for state and local purposes with Gilman. In July 2002, the Company entered into a tax sharing agreement with Gilman whereby the Company computes a separate federal, state and local income tax liability/benefit which is reflected as an intercompany receivable/payable to Gilman to the extent that there is a consolidated income tax liability/benefit.

Impairment of Intangible Assets

Impairment of intangible assets results in a charge to operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The measurement of the future net cash flows to be generated is subject to management's reasonable expectations with respect to the Company's future operations and future economic conditions which may affect those cash flows. The Company tests goodwill for impairment annually or more frequently whenever events occur or circumstances change, which would more likely than not reduce the fair value of a reporting unit below its carrying amount. The measurement of fair value in lieu of a public market for such assets or a willing unrelated buyer relies on management's reasonable estimate of what a willing buyer would pay for such assets. Management's estimate is based on its knowledge of the industry, what similar assets have been valued in sales transactions, current market conditions and independent valuations. Intangible assets with indefinite lives will be subject to impairment in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," (SFAS No. 142).

In accordance with SFAS No. 142, identified definite-lived intangible assets will be amortized over their useful lives and reviewed for impairment when circumstances warrant. Amortization of finite-lived intangible assets is calculated on a straight-line basis over 15-20 years.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

NOTES TO FINANCIAL STATEMENTS (continued)

June 30, 2009

NOTE C - INTANGIBLE ASSETS

At June 30, 2009 the Company had intangible assets valued at $2,471,000, in connection with the acquisition of the Company by Gilman which was accounted for under the purchase method. Intangible assets consist of the Broker-Dealer Registration and the Independent Contractor Agreements of the Company in the amounts of approximately $100,000 and $2,371,000, respectively. The related accumulated amortization of the Company's intangible assets at June 30, 2009 amounted to approximately $51,250 and $1,619,900 for the Broker-Dealer Registration and the Independent Contractor Agreements, respectively.

Amortization expense for the fiscal year ended June 30, 2009 amounted to $163,039. Estimated amortization expense for the next five fiscals years 2010, 2011, 2012 and 2013 is expected to be $163,000 each year and approximately $147,280 thereafter.

As of June 30, 2009 the remaining amount of the Company's goodwill, net of amortization recorded prior to June 30, 2002, was approximately $2,700,000.

NOTE D - PAYABLE TO CLEARING BROKER

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. The Company does have $150,000 of cash held on deposit for the satisfaction of any unsettled obligations.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

NOTE E - RELATED-PARTY TRANSACTIONS

The Company entered into a contract with its parent, Gilman Ciocia, Inc (Gilman) to provide overhead services, such as administrative expenses. These administrative expenses include operational costs such as rent, payroll, commission processing services, and other administrative support services. The overhead fee expense is calculated as a fixed percentage of Gilman's administrative expenses. Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. The overhead fee for the year ended June 30, 2009, was approximately $8,995,900.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

NOTES TO FINANCIAL STATEMENTS (continued)

June 30, 2009

NOTE E – (continued)

The Company records commission revenue for sales made by registered representatives that are also employees of Gilman. As of June 30, 2009 $4,879,129 of commission expense and $610,273 of commissions payable, net, were reflected for these transactions in "Commissions" and "Payable to parent" in the statements of operation and financial condition, respectively.

The Company receives payment for account supervision for its Registered Investment Advisor affiliate, Asset & Financial Planning, Ltd. (AFP) and pays 100% of this fee to this affiliate. For the year ended June 30, 2009 the amount received by the Company and paid to AFP totaled approximately $3,710,400, which is presented net in the statement of operations.

As of June 30, 2009, there was a net receivable of $3,030,326 due from parent or affiliates as a result of transactions conducted with the parent and affiliates to date. Such receivable is non-interest bearing.

NOTE F - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2009, the Company had net capital of $567,549, which exceeded its requirement of $107,769 by $459,780. At June 30, 2009, the Company's ratio of aggregate indebtedness to net capital was 2.8 to 1.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker, which required, among other things, for the Clearing Broker to perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE G - INCOME TAXES

At June 30, 2009 the Company does not have a separate federal income tax liability as the consolidated group of Gilman does not have any federal tax liability.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

NOTES TO FINANCIAL STATEMENTS (continued)

June 30, 2009

NOTE H - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION, RISK AND CREDIT RISK

In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers and third party providers. Additionally, substantially all of the Company's cash and securities are held with its clearing broker.

If the agency transactions do not settle because of failure to perform by either the customer or the counter parties, the company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of trade receivables. The majority of the Company's trade receivables are commissions earned from providing financial planning services that include securities/brokerage services. As a result of the diversity of services, markets and the wide variety of customers, the Company does not consider itself to have any significant concentration of credit risk.

NOTE I - REGULATORY AND LEGAL MATTERS

On June 30, 2009, the Securities and Exchange Commission ("SEC") executed an Order Instituting Administrative and Cease-And-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933, Sections 15(b) and 21C of the Securities Exchange Act of 1934, and Section 203(f) of the Investment Advisers Act of 1940 against Prime, Gilman Ciocia, Inc. ("Gilman"), the parent company of Prime, Michael P. Ryan, Gilman and Prime's President, Rose M. Rudden, Prime's Chief Compliance Officer and certain other current and former Gilman employees (the "Order"). On September 6, 2005, Gilman received an informal inquiry from the Securities and Exchange Commission (the "SEC") regarding variable annuity sales by Prime's registered representatives during the period January 1, 2002 through August 1, 2005. On June 22, 2006, the SEC entered a formal order of investigation. On December 12, 2008, Gilman, Prime, Mr. Ryan, Ms. Rudden and certain other current and former Gilman employees received "Wells Notices" from the SEC in connection with the investigation. The Wells Notices provided notification that the staff of the SEC was considering recommending that the SEC bring a civil action against the recipients of the Wells Notices to determine whether they committed possible violations of the federal securities laws. It is possible that Gilman and Prime may be required to pay judgments, suffer penalties, or incur settlements in amounts that could have a material adverse effect on Gilman and Prime's business, results of operations, financial position or cash flows. However, at this time, Gilman and Prime cannot predict the outcome of these matters and therefore cannot estimate the range of potential liability or the extent of risk, if any, that may result from adverse resolution of these matters.

SUPPLEMENTARY INFORMATION

Prime Capital Services, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Schedule I

June 30, 2009

Net capital	
Stockholder's equity qualified for net capital	$ 7,709,068
Deductions and/or charges	
Nonallowable assets	
Commissions receivable, net	491,694
Goodwill and other intangibles, net	3,486,672
Receivable from parent	3,030,326
Other assets	59,373
Fidelity bond deduction	54,651
Net capital before haircuts on securities positions	586,352
Haircuts on securities	
Debt securities and others	18,803
Net capital	567,549
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $1,616,542 or $100,000	107,769
Excess net capital	$ 459,780
Ratio of aggregate indebtedness to net capital	2.8 to 1

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

STATEMENT REGARDING SEC RULE 15c3-3

June 30, 2009

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(A) and (k)(2)(B) of the Rule. Therefore, the following reports are not presented:

A)   Computation for Determination of Reserve Requirement under Rule 15c3-3.

B)   Information relating to the Possession or Control Requirements under Rule 15c3-3.



SHERB & CO., LLP

Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM
SEC RULE 15c3-3

To the Board of Directors and Stockholder
 Prime Capital Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Prime Capital Services, Inc. (a wholly-owned subsidiary of Gilman Ciocia, Inc.) (the "Company"), for the year ended June 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Stockholder and Management of the Company, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shevlo & Co., LLP

New York, New York
August 26, 2009

PRIME▲

AUDITED FINANCIALS
YEAR ENDED
JUNE 30, 2009

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

PRIME CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Gilman Ciocia, Inc.)

Year Ended June 30, 2009